                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________
                                  SCHEDULE TO

                                (Rule 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               Acuson Corporation
                       (Name of Subject Company (Issuer))

                            Sigma Acquisition Corp.
                          a wholly owned subsidiary of

                              Siemens Corporation
                     an indirect wholly owned subsidiary of

                           Siemens Aktiengesellschaft
                       (Name of Filing Person (Offeror))


                        Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of class of securities)

                                Kevin M. Royer
                              Siemens Corporation
                             153 East 53rd Street,
                           New York, New York 10022
                                (212) 258-4000

                                with a copy to:

                              John A. Healy. Esq.
                      Clifford Chance Rogers & Wells LLP
                               200 Park Avenue,
                           New York, New York 10166
                                (212) 878-8000

  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)


                           Calculation of Filing Fee


      Transaction Valuation                               Amount of Filing Fee
        Not Applicable                                       Not Applicable

  [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:     Not Applicable     Filing Parties: Not Applicable
                            -----------------                  -----------------
Form or Registration No.:   Not Applicable     Date Filed:     Not Applicable
                            -----------------                  -----------------

  [X] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [_] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:



Items 1 - 11.

Not applicable.


Items 12.  Materials to be Filed as Exhibits.

Text of Press Release issued by Siemens Corporation on September 27, 2000.